Exhibit 99.3
Consent of Independent Registered Chartered Accountants
We consent to the incorporation by reference in Registration Statements No. 333-173707 on Form F-10 and Nos. 333-145300, 333-148048 and 333-159047 on Form S-8 of our reports dated February 20, 2013 relating to the consolidated financial statements of Yamana Gold Inc. (“Yamana”) and the effectiveness of Yamana's internal control over financial reporting appearing in this Current Report on Form 6-K of Yamana furnished to the Securities and Exchange Commission on February 20, 2013.

/s/ Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 20, 2013